Exhibit 99.7

NMG Announces US$50-Million Equity Investment from Canada Growth Fund and the Government of Québec to Support its Phase 2 Ore-to-Battery-Material Graphite Operations

•	US$50-million subscription into NMG marking the first direct investment from Canada Growth Fund and the renewed support from the Government of Québec via its agent Investissement Québec

•	Investment to support the advancement of NMG’s Phase-2 Matawinie Mine and Bécancour Battery Material Plant through detailed engineering and orders of long-lead items

•	NMG’s integrated Phase-2 production of active anode material is destined to the North American battery and EV markets

•	NMG’s business model and recognized ESG profile align with the critical mineral strategy and battery value chain actively promoted by both levels of governments

MONTRÉAL--(BUSINESS WIRE)--December 17, 2024--NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX.V: NOU) announces an equity investment by Canada Growth Fund Inc. (“CGF”) and the Government of Québec, via its agent Investissement Québec (“IQ”), in NMG for an aggregate amount of US$50 million to continue advancing its development toward commercial operations, subject to regulatory approvals. As the Company prepares for a final investment decision (“FID”) regarding its Phase-2 Matawinie Mine and Bécancour Battery Material Plant, the investment is namely set to enable progress on detailed engineering, orders of key long-lead items and support to critical-path activities.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “As a project developer, NMG requires credible financial partners to share risks and unlock value in this strategic and geopolitically important sector. Rounding up 2024 marked by significant progress in our business plan, we are setting our sights on the remaining milestones to reach FID. This investment by the Canada Growth Fund and the Government of Québec will enable our team to make tangible advancements and place strategic orders in preparation for our project execution. We are committed to delivering high-performing and reliable active anode materials to the North American battery and electric vehicle (“EV”) markets, contributing to a local, sustainable and reliable supply chain.”

Patrick Charbonneau, President and CEO of Canada Growth Fund Investment Management Inc. (“CGFIM”), said: “Investors and policymakers alike recognize the strategic importance of securing a stable supply of critical minerals, which are indispensable for essential for high-tech industries, from defense to renewable energy and batteries. CGF is pleased to invest in NMG and looks forward to supporting the Company in its journey to create the largest fully integrated natural graphite production facility in North America.”

The reiterated support of IQ, an agent of the Government of Québec, and the addition of CGF, a C$15-billion independent and arm’s length public fund of the Canadian federal government, to NMG’s large shareholders strengthen the Company’s backing of key institutional investors and provide a favorable roadmap to project financing upon a positive FID. CGF has a mandate to capitalize on Canada’s abundance of natural resources and strengthen critical supply chains to support the country’s long-term prosperity. CGFIM, a wholly owned subsidiary of PSP Investments, acts as the independent and exclusive investment manager of CGF.

Investment into NMG

Each of CGF and IQ has agreed to subscribe for common shares in the capital of NMG (the “Common Shares”), subject to certain conditions, for aggregate gross proceeds of US$50 million (the “Offering”). Pursuant to the Offering, the Company will issue 39,682,538 Common Shares at a price of US$1.26 per Common Share.

For each Common Share so subscribed, the Company will issue one share purchase warrant (the “Warrants”) to each of CGF and IQ. The Warrant will entitle the holder thereof to acquire one Common Share, from FID to the date that is five years from the closing of the Offering, at a price per Common Share of US$2.38 – the same strike price than the warrants previously issued to General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE: GM), Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and Mitsui & Co., Ltd. (“Mitsui”) (TYO: 8031) in February 2024. The exercise of the Warrants is subject to certain ownership limitations.

In connection with the investment, NMG will also enter into an investor rights agreement (collectively, the “Investor Rights Agreements”) and a registration rights agreement with each of CGF and IQ at the closing of their investment. Pursuant to the Investor Rights Agreements, each of CGF and IQ will be restricted from selling its respective securities until August 28, 2025. The Investor Rights Agreements also provide each of CGF and IQ with certain rights relating to its investment in NMG, including namely certain board nomination and anti-dilution rights.

The Common Shares and the Warrants will be subject to a four-month hold period under Canadian securities laws. CGF’s and IQ’s investments are expected to close concurrently on or about December 19, 2024. Closing of the investments is subject to certain standard conditions and regulatory approvals, including the approval of the TSX Venture Exchange (the “TSXV”) and the authorization of the New York Stock Exchange.

Continued Progress Toward FID

The Company is actively progressing toward the finalization of an updated feasibility study for its integrated Phase-2 operations to optimize production parameters, engineering, and cost projections; the updated results are expected early in Q1-2025. Proceeds from the contemplated investment are destined to advance detailed and equipment-specific engineering with procurement of some long-lead items, support Phase-2 critical-path activities as well as to cover general and administrative expenses, working capital, and financing costs.

NMG continues the preparation to FID via the signature of an Impact and Benefit Agreement with the Atikamekw First Nation of Manawan for the Matawinie Mine, commercial engagement with anchor and potential customers as well as project financing planning activities with potential lenders, anchor customers and institutional equity investors.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Canada Growth Fund

CGF is a $15 billion public fund, at arm's length from the government, that will help attract private capital to build Canada's green economy. It will do this by using risk-absorbing investment instruments to encourage private equity in low-carbon projects, technologies, companies and supply chains. CGF will make strategic investments to help Canada achieve national economic and climate policy objectives. For more information on CGF's mandate, strategic objectives, investment criteria, scope of investment activities and range of instruments, please visit www.cgf-fcc.ca/en/.

About Investissement Québec

Investissement Québec’s mission is to play an active role in Quebec’s economic development by stimulating business innovation, entrepreneurship, and business acquisitions, as well as growth in investment and exports. Operating in all the province’s administrative regions, the Corporation supports the creation and growth of businesses of all sizes with investments and customized financial solutions. It also assists businesses by providing consulting services and other support measures, including technological assistance available from Investissement Québec Innovation. In addition, through Investissement Québec International, the Corporation prospects for talent and foreign investment, and assists Quebec businesses with export activities.

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Cautionary Note

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, statements describing the Company’s ability to continue its development toward commercial operations, the Company’s ability to obtain all necessary regulatory approvals, including the final approval of the TSXV for the Offering, the intended use of proceeds of the Offering, the Company’s ability to make tangible advancements and place strategic orders in preparation for the project execution, the positive outcome of FID, the receipt of the updated results of the feasibility study in Q1-2025, the Company’s ability to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems, to develop a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, to create the largest fully integrated natural graphite production facility in North America, to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers and to provide high-performing and reliable advanced materials while contributing to a local, sustainable and reliable supply chain, the expected results of the initiatives described in this press release, those statements which are discussed under the “About Nouveau Monde” paragraph, those statements which are discussed under the “About Canada Growth Fund” paragraph, and those statements which are discussed under the “About Investissement Québec” paragraph, and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, general business and economic conditions, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, mining development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables, competition and market risks; pricing pressures, other risks of the mining industry, and additional engineering and other analysis is required to fully assess their impact, the fact that certain of the initiatives described in this press release, are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts. A more detailed description of risks and uncertainties can be found in the section entitled “Risk Factors” in the Company’s most recent annual information form and in the Company’s most recent MD&A, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Other unpredictable or unknown factors not discussed in this cautionary note could also have a material adverse effect on the forward-looking statements.

There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company does not undertake to update or revise any forward-looking statements that are included in this press release, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Market and industry data presented throughout this press release was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including but not limited to information provided by suppliers, partners, customers and other industry participants. The Company believes that the market and economic data presented throughout this press release is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this press release are not guaranteed and the Company does not make any representation as to the accuracy of such data and the Company does not undertake to update or revise such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this press release, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration is available. “United States” and “U.S. Person” are as defined in Regulation S under the U.S. Securities Act.

Additional information about the Company is available through our regular filing of press releases, financial statements and our most recent Annual Information Form on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). These documents and other information about NMG can also be found on our website at: www.NMG.com

Contacts

MEDIA

Julie Paquet

VP Communications & ESG Strategy

+1-450-757-8905 #140

jpaquet@nmg.com

INVESTORS

Marc Jasmin

Director, Investor Relations

+1-450-757-8905 #993

mjasmin@nmg.com